UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-Held Company

MINUTES OF THE 206th MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 26, 2018.

I. DATE, TIME AND PLACE OF THE MEETING: On the 26th day of October 2018, at 2:00 p.m.

II. CALL NOTICE: Made by individual messages sent to the members of the Board of Directors.

III. QUORUM AND ATTENDANCE: All members of the Board of Directors, who signed at the end, were present, as well as Mr. Pedro Wagner Pereira Coelho, as representative of the Fiscal Council. The following attended the meeting: Mr. Eurico de Jesus Teles Neto, Mr. Carlos Augusto Machado Brandão, Mr. Eduardo Ajuz, Mr. Silvio Almeida, Mr. Marcelo Augusto Salgado Ferreira, Sr., Mr. Arthur José Lavatori Correa, Mrs. Daniella Geszikter Ventura and Mrs. Maria Amélia Melo, all representatives of the Company. In accordance with Judgment No. 148, item “g”, of March 19, 2018 of the National Telecommunications Agency (Agência Nacional de Telecomunicações) – ANATEL, Mr. Luis Claudio Santana Santoro also attended the meeting.

IV. BOARD: Chairman of the Meeting: Mr. Eleazar de Carvalho Filho; Secretary of the Meeting: José Augusto da Gama Figueira.

V. AGENDA: (1) exercise of the warrants (“Warrants”) relating to the capital increase resulting from the debt conversion and common shares (“Common Shares”) of the Company issued during the referred period; and (2) capital increase of the Company (the “Capital Increase – New Resources”) through the private issuance of new Common Shares (the “New Common Shares”), as provided for in Clause 6 of the Judicial Reorganization Plan approved by the General Creditors’ Meeting and ratified by the Judicial Reorganization Court (the “Plan”) and the Subscription and Commitment Agreement executed on December 19, 2017 among the Company, its subsidiaries and the Backstop Investors, as amended by the First Amendment and Second Amendment to the Subscription and Commitment Agreement (the “Commitment Agreement”).

VI. RESOLUTIONS: The meeting having started, with regard to item (1) of the Agenda, the members of the Board of Directors became aware of the results of the exercise of the Warrants, including the American Depositary Warrants (“ADWs”) representing Warrants, issued by the Company in connection with the capital increase made through the Capitalization of Unsecured Credits of Qualified Bondholders, as approved by the Board of Directors at a meeting held on March 5, 2018 and ratified on July 20, 2018, at B3 and Banco do Brasil as of the end of trading on October 24, 2018, taking into account that the period

Oi S.A. – In Judicial Reorganization

Minutes of the 206th Meeting of the Board of Directors

Held on October 26, 2018

for the exercise of the Warrants started with the release of the Material Fact on October 3, 2018, with reference to the present meeting of the Board of Directors to deliberate on the Capital Increase – New Resources. Upon verification of such results, the members of the Board of Directors confirmed the issuance of 112,598,610 Common Shares to the holders of the Warrants, including the custodian of the American Depositary Receipt program for delivery of American Depositary Shares (“ADSs”) to holders of the ADWs who exercised the right to subscribe for Common Shares granted by the Warrants, in the form and conditions set forth in the Material Fact disclosed by the Company on October 3, 2018. The Common Shares issued as a result of the exercise of the Warrants will confer upon their holders the same rights, advantages and restrictions conferred upon the holders of other Common Shares issued by the Company, including the right to receive dividends and/or interest on shareholders’ equity in full declared by the Company from the moment of their issuance. The Board of Directors also decided to authorize the Board of Executive Officers to take all necessary measures for the delivery of the Common Shares issued as a result of the exercise of the Warrants, as well as the delivery of the Common ADSs as a result of the issuance of the ADWs. Turning to item (2) of the Agenda, the members of the Board of Directors became aware of (i) the conditions of the Capital Increase – New Resources, set forth in Clause 6.1(f) of the Plan and in the Commitment Agreement, including conditions precedent for the Capital Increase – New Resources and the necessary authorizations by ANATEL and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) – CADE, and (ii) the progress of the necessary measures to comply with the Plan, including compliance with the applicable U.S. regulations regarding the extension of the preemptive right to the holders of the ADSs representing Common Shares and preferred shares (“Preferred Shares”) of the Company, as well as the preemptive rights of the Company’s shareholders to subscribe for the New Common Shares issued in the Capital Increase – New Resources. The Board members then analyzed and discussed the matter and unanimously approved the Capital Increase – New Resources, within the limit of the authorized capital in the Company’s Bylaws, in the total amount of R$4,000,000,000.00, through a private issuance of 3,225,806,451 New Common Shares, at an issue price of R$1.24 per New Common Share, calculated in accordance with the terms of the Plan and the Commitment Agreement by dividing R$3,000,000,000.00 by the number of shares of the Company on October 26, 2018 – 2,418,816,765 shares, taking into account the Common Shares issued as a result of the exercise of the Warrants as set forth in item (1) of the Agenda, in accordance with the preemptive rights set forth in Article 171 of Law No. 6,404/76. The issue price per New Common Share was set, without unjustified dilution for the current shareholders of the Company, pursuant to Article 170, paragraph 1, of Law No. 6,404/76, based on independent negotiations between the Company, its creditors and the Backstop Investors in the context of the judicial reorganization, considering, among other factors, the prospect of future profitability of the Company. The New Common Shares of the Company to be issued as a result of the Capital Increase – New Resources will confer upon their holders the same rights, advantages and restrictions conferred upon the holders of other Common Shares, including the right to receive dividends and/or interest on shareholders’ equity in full declared by the Company from the moment of their issuance. The New Common Shares to be issued as a result of the Capital Increase – New Resources may be subscribed by holders of Common Shares and Preferred Shares, through the exercise of

Oi S.A. – In Judicial Reorganization

Minutes of the 206th Meeting of the Board of Directors

Held on October 26, 2018

their preemptive rights, in cash, for a minimum period of thirty (30) calendar days (the “Preemptive Rights Exercise Period”), in accordance with the notice to shareholders that will disclose the beginning exercise term and the other conditions for exercising the preemptive rights (“Notice to Shareholders”). In view of the total value of the Capital Increase - New Resources and the Company's current shareholding structure, each Common Share and each Preferred Share will entitle its holder to receive 1.333630 New Common Shares. The payment of shares held in B3 will be carried out in accordance with rules and procedures of the Central Depositary of B3, while the payment of shares held by Banco do Brasil will follow the procedures and rules set forth by Banco do Brasil. The payment of New Common Shares subscribed by the Backstop Investors in compliance with their obligations set forth in the Commitment Agreement, which is an integral part of the Plan and has been ratified by the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro, shall comply with the terms and conditions set forth in the Commitment Agreement. Shareholders must observe the terms for both the exercise of their preemptive rights and the payment of the shares subject to such rights, to be set forth in the Notice to Shareholders to be disclosed by the Company once the U.S. Securities and Exchange Commission (“SEC”) declares effective the Registration Statement on Form F-1 relating to the proposed sale of Common Shares and ADSs in connection with the proposed rights offering to be made to holders of Common Shares and ADSs in the United States and elsewhere outside Brazil, in addition to the other terms and procedures set forth by B3 and Banco do Brasil. The holders of ADSs must observe the terms and procedures set forth in the Prospectus contained in the Registration Statement on Form F-1 filed by the Company with the SEC. Shareholders of the Company or assignees of preemptive rights will be granted the right to manifest their intention to subscribe for any New Common Shares that remain unsubscribed following the Preemptive Rights Exercise Period (the “Excess New Common Shares”). At the moment they exercise their preemptive rights, subscribers wishing to acquire Excess New Common Shares not subscribed during the Preemptive Rights Exercise Period shall express in their Subscription Form their intention to subscribe for Excess New Common Shares and to indicate the maximum number of Excess New Common Shares that they wish to subscribe for. Upon the termination of the Preemptive Rights Exercise Period, the Company will determine the number of New Common Shares subscribed for and the number of Excess New Common Shares available, and this Board will convene to verify the subscription and allocate the Excess New Common Shares among subscribers who manifested their intention to subscribe for Excess New Common Shares at the time of exercise of their respective preemptive rights. If the total number of Excess New Common Shares requested in the subscription forms is equal to or less than the total number of Excess New Common Shares available, the subscribers who manifested an intention to subscribe for Excess New Common Shares will receive all of the Excess New Common Shares they requested. If the total number of Excess New Common Shares requested in the subscription forms is greater than the total number of Excess New Common Shares available, subscribers who manifested an intention to subscribe for Excess New Common Shares will be allocated a portion of the Excess New Common Shares requested by them determined based on a proration factor to be calculated as follows (the “Allocation of Excess New Common Shares”): (i) the Company will calculate an individual proration factor for each holder of subscription rights that expressed an interest in subscribing for Excess New Common Shares in their respective subscription

Oi S.A. – In Judicial Reorganization

Minutes of the 206th Meeting of the Board of Directors

Held on October 26, 2018

form, which should be equivalent to: (a) the total number of New Common Shares initially subscribed for during the Preemptive Rights Exercise Period by such holder of subscription rights (including the custodian of the Common Shares and the Preferred Shares represented by ADSs), divided by (b) the sum of all New Common Shares initially subscribed for during the Preemptive Rights Exercise Period by holders of subscription rights (including the custodian of the Common Shares and the Preferred Shares represented by ADSs) that manifested an interest in subscribing for Excess New Common Shares; (ii) the Company will then apply the individual proration factor for each holder of subscription rights by multiplying such proration factor by the number of Excess New Common Shares available. If the Allocation of Excess New Common Shares described above results in a certain holder of subscription rights receiving a greater number of Excess New Common Shares than the number indicated in the respective subscription form, then such holder will be allocated only the number of Excess New Common Shares indicated in the respective subscription form and the Excess New Common Shares will be reallocated among the other subscribers who requested Excess New Common Shares on the same pro rata basis described above (eliminating from the denominator of the proration factor the number of New Common Shares initially subscribed for by the holders of preemptive rights who received all of the Excess New Common Shares they sought). This procedure will be repeated until all of the Excess New Common Shares available have been allocated or all requests for Excess New Common Shares have been fulfilled, whichever occurs first. Fractions of New Common Shares resulting from the exercise of the preemptive rights, the exercise of the right to subscribe for Excess New Common Shares and the allocation of the Excess New Common Shares will be disregarded. Any and all New Common Shares to be issued in the Capital Increase – New Resources that remain unsubscribed following the Preemptive Rights Exercise Period will be subscribed for by the Backstop Investors, subject to the terms and conditions of the Plan and the Commitment Agreement. It was also stated that the Fiscal Council previously analyzed and gave its favorable opinion on the Capital Increase – New Resources.

VII. CLOSING: With nothing further to discuss, the Chairman of the Meeting adjourned the Meeting, and these minutes were drafted, read and approved, and signed by the Board Members and by the members of the meeting: (/s/) Messrs. Eleazar de Carvalho Filho (Chairman of the Board), Marcos Grodetzky (Vice-Chairman), Henrique José Fernandes Luz, José Mauro M. Carneiro da Cunha, Marcos Bastos Rocha, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr, Ricardo Reisen de Pinho, Rodrigo Modesto de Abreu and Wallim C. de Vasconcellos Junior.

These minutes are a true copy of the original registered in the Company’s books.

Rio de Janeiro, October 26, 2018.

José Augusto da Gama Figueira

Secretary

Oi S.A. – In Judicial Reorganization

Minutes of the 206th Meeting of the Board of Directors

Held on October 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer